EXHIBIT 99.1

Nebius Group Announces Planned Resumption of Trading on Nasdaq and Provides Investor Update

Amsterdam, October 17, 2024 — Nebius Group N.V. (“Nebius Group” or the “Company”; NASDAQ: NBIS; the “Company”) today announces that it has been informed by The Nasdaq Stock Market LLC (“Nasdaq”) that trading in the Company’s Class A ordinary shares is scheduled to resume on Monday October 21, 2024.

On Friday October 18, 2024, the Company will make available a detailed investor presentation, together with an investor webcast, providing further information on its businesses. The presentation and webcast will be available on the Company’s website (https://group.nebius.com/investor-hub) and the presentation will be filed with the Securities and Exchange Commission. The Company also intends to announce its financial results for the third quarter of 2024 on Thursday, October 31, 2024, and will host a live webcast on that date.

Arkady Volozh, founder and CEO of Nebius Group, said:

“We are pleased to have our shares trading again on Nasdaq, which opens a new chapter for our Company, as a publicly traded pure play in the fast-growing AI infrastructure space.

“Our ambition is to build one of the world’s largest specialist AI infrastructure businesses. This requires access to technological expertise, graphics processing units (“GPUs”) and capital. These are exactly what we have.

“With a strong cash position of approximately $2 billion, we are already investing in building out our network of GPU clusters and gaining significant traction among AI innovators and businesses of all sizes in Europe, the US and elsewhere. We have announced our plans to substantially increase our data center capacity, expect to finish this calendar year with more than 20,000 GPUs in place and have launched our AI cloud platform, which we have built from scratch. We had annualized run-rate revenue of $120 million as of September 30, 2024, and expect to be on track for $170 million to $190 million in annualized run-rate revenue by year end 2024.”

“The road to today was not an easy one,” commented John Boynton, Chairman of the Board, “but I could not be more excited about the road we have chosen. The opportunity ahead of us is immense. We have the right technology and team for this moment. And we have the ambition to build something even bigger than what we built before.”

As previously announced, the Company has appointed Goldman Sachs as exclusive financial advisor to review certain strategic options that would enable the Company to accelerate its planned investments in its core AI infrastructure business. This process is ongoing, and the Company will provide updates to the market in due course.

Background to Nasdaq Trading

Trading in the Company’s Class A ordinary shares was suspended on February 28, 2022, following Russia’s full-scale invasion of Ukraine. Following the successful divestment of our Russian assets, which completed the separation from all ties with Russia, Nasdaq has determined that trading in our shares will resume. The Company’s shares previously traded under the name Yandex N.V. and ticker symbol “YNDX”. The Company changed its name to Nebius Group N.V. and its ticker symbol to “NBIS” in August 2024.

Third-Party Tender Offers

We are aware that third parties may have launched tender offers for a minority of the Company’s Class A shares. The Company is not involved in, and has not authorized, such offers. We are not able to comment or provide any advice to shareholders in respect of any third-party offer and recommend that shareholders take their own independent legal and investment advice.

Investor Presentation and Webcast Information

The investor presentation and webcast will be available on Friday October 18, 2024, at:

https://group.nebius.com/investor-hub.

About Nebius Group

Nebius Group is a technology company building full-stack infrastructure to service the high-growth global AI industry, including large-scale GPU clusters, cloud platforms, and tools and services for developers. Headquartered in Amsterdam and listed on Nasdaq, the Company has a global footprint with R&D hubs across Europe, North America and Israel.

Nebius Group’s core business is an AI-centric cloud platform built for intensive AI workloads. With proprietary cloud software architecture and hardware designed in-house (including servers, racks and data center design), Nebius Group gives AI builders the compute, storage, managed services and tools they need to build, tune and run their models.

The group also operates three additional businesses under their own distinctive brands: Toloka – a data partner for all stages of AI development from training to evaluation; TripleTen – a leading edtech platform specialising in reskilling individuals for successful careers in tech; and Avride – one of the world’s most experienced self-driving teams focusing on driverless cars and delivery robots.

Recent company news

Nebius launches new AI-native NVIDIA cloud platform built from the ground up to accelerate AI innovation

Nebius to triple capacity at Finland data center to 75 MW

Nebius to invest more than USD 1 billion to build AI infrastructure in Europe

www.nebius.com

***

Goldman Sachs Bank Europe SE, Amsterdam Branch (“Goldman Sachs”) is acting for Nebius Group N.V. and no one else in connection with Nebius Group N.V.’s review of strategic options and will not be responsible to anyone else for providing the protections afforded to clients of Goldman Sachs, or for giving advice in connection with this review or any other matter referred to herein.

***

Contacts

Investor Relations
askIR@nebius.com

Media Relations
media@nebius.com

Disclaimer

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. All statements contained or implied in this press release other than statements of historical facts, including, without limitation, statements regarding our review of strategic options to accelerate growth, business plans, market opportunities, capital expenditure requirements, financing requirements and projected financial performance, are forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance.   The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, our ability to successfully operate and develop a fundamentally different, early-stage group following the divestment of a significant portion of our historical operations; to implement our business plans; to continue to successfully capture customers; to continue to successfully obtain required supplies of hardware on acceptable terms; and to obtain any further debt or equity financing that may be necessary to achieve our objectives. Many of these risks and uncertainties depend on the actions of third parties and are largely outside of our control. Notwithstanding the completion of the full divestment of our Russian businesses, we also continue to be subject to many of the risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023 and “Risk Factors” in a shareholder circular filed as Exhibit 99.2 to a Report on Form 6-K filed with the U.S. Securities and Exchange Commission (“SEC”) on February 8, 2024, which are available on our investor relations website at https://nebius.group and on the SEC website at www.sec.gov. All information in this release is as of October 17, 2024, and the Company undertakes no duty to update this information unless required by law.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.